WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE

NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

07024750

June 8, 2007

SEC MAIL REC'D JUN 25 2007 WASH. D.C. 200 SECTION

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

SUPPL

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of each of the following announcements released to the London Stock Exchange:

	Announcement	Issue Date
1.	Marks and Spencer Group PLC – Annual Report and Associated Documents	June 7, 2007
2.	Marks and Spencer Group PLC – Annual Information Update for the 12 months up to and including 7 June 2007	June 8, 2007

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

PROCESSED
JUN 29 2007
THOMSON
FINANCIAL

By: ______________________
Kenneth J. Miles
Authorized Representative

Enclosures

Issued: 7 June 2007

Marks and Spencer Group plc: Annual Report and Associated Documents

Pursuant to Listing Rule 9.6.1, two copies of the following documents have be

1. Annual report and financial statements 2007
2. Annual review and summary financial statements 2007
3. Notice of Annual General Meeting on 10 July 2007
4. Proxy form

These documents will shortly be available for inspection at the UK Listing A

The Financial Services Authority
25, The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. +44 (0)20 7066 1000

The Annual report, Annual review and Notice are also available to view on our Company website: **www.marksandspencer.com/investorrelations**

For further information, please contact:

Andrew Green
Group Secretariat
Tel.+ 44 (0) 20 8718 9984

Issued: 7 June 2007

Marks and Spencer Group plc: Annual Report and Associated Documents

Pursuant to Listing Rule 9.6.1, two copies of the following documents have b

1. Annual report and financial statements 2007
2. Annual review and summary financial statements 2007
3. Notice of Annual General Meeting on 10 July 2007
4. Proxy form

These documents will shortly be available for inspection at the UK Listing A

The Financial Services Authority
25, The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. +44 (0)20 7066 1000

The Annual report, Annual review and Notice are also available to view on our Company website: **www.marksandspencer.com/investorrelations**

For further information, please contact:

Andrew Green
Group Secretariat

Tel.+ 44 (0) 20 8718 9984

Marks and Spencer Group plc

Annual Information Update for the 12 months up to and including 7 June 2007.

In accordance with Prospectus Rule 5.2, Marks and Spencer Group plc (the "Company") announces that the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service:

Date	Company	Announcement
07 Jun, 2007	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
	Marks & Spencer Grp (MKS)	Annual Report and Accounts
31 May, 2007	Marks & Spencer Grp (MKS)	Total Voting Rights
	Marks & Spencer Grp (MKS)	Director Declaration
22 May, 2007	Marks & Spencer Grp (MKS)	Director Appointment
	Marks & Spencer Grp (MKS)	Final Results
30 Apr, 2007	Marks & Spencer Grp (MKS)	Total Voting Rights
25 Apr, 2007	Marks & Spencer Grp (MKS)	Senior Management Changes
04 Apr, 2007	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
02 Apr, 2007	Marks & Spencer Grp (MKS)	Total Voting Rights
	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
30 Mar, 2007	Marks & Spencer Grp (MKS)	Holding(s) in Company
	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
21 Mar, 2007	Marks & Spencer Grp (MKS)	Holding(s) in Company
19 Mar, 2007	Marks & Spencer Grp (MKS)	Holding(s) in Company
13 Mar, 2007	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
01 Mar, 2007	Marks & Spencer Grp (MKS)	Total Voting Rights
	Marks & Spencer Grp (MKS)	Statement re Speculation
23 Feb, 2007	Marks & Spencer Grp (MKS)	Holding(s) in Company
09 Feb, 2007	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
31 Jan, 2007	Marks & Spencer Grp (MKS)	Total Voting Rights
30 Jan, 2007	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
24 Jan, 2007	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
	Marks & Spencer Grp (MKS)	Directorate Change
23 Jan, 2007	Marks & Spencer Grp (MKS)	Pension Funding Plan
19 Jan, 2007	Marks & Spencer Grp (MKS)	Total Voting Rights
	Marks & Spencer Grp (MKS)	Holding(s) in Company
18 Jan, 2007	Marks & Spencer Grp (MKS)	Blocklisting Interim Review
09 Jan, 2007	Marks & Spencer Grp (MKS)	Q3 Trading Statement
02 Jan, 2007	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
27 Dec, 2006	Marks & Spencer Grp (MKS)	Total Voting Rights
13 Dec, 2006	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
11 Dec, 2006	Marks & Spencer Grp (MKS)	Holding(s) in Company
07 Dec, 2006	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
	Marks & Spencer Grp (MKS)	Holding(s) in Company
05 Dec, 2006	Marks & Spencer Grp (MKS)	Holding(s) in Company
04 Dec, 2006	Marks & Spencer Grp (MKS)	Holding(s) in Company
30 Nov, 2006	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
13 Nov, 2006	Marks & Spencer Grp (MKS)	Holding(s) in Company
	Marks & Spencer Grp (MKS)	Holding(s) in Company

10 Nov, 2006	**Marks & Spencer Grp (MKS)**	Additional Listing
09 Nov, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
07 Nov, 2006	**Marks & Spencer Grp (MKS)**	Interim Results
02 Oct, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
29 Sep, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
28 Sep, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
07 Sep, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
16 Aug, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
02 Aug, 2006	**Marks & Spencer Grp (MKS)**	Blocklisting Interim Review
31 Jul, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
28 Jul, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
20 Jul, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
18 Jul, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
14 Jul, 2006	**Marks & Spencer Grp (MKS)**	Holding(s) in Company
13 Jul, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
	Marks & Spencer Grp (MKS)	Holding(s) in Company
11 Jul, 2006	**Marks & Spencer Grp (MKS)**	Result of AGM
	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
	Marks & Spencer Grp (MKS)	Holding(s) in Company
	Marks & Spencer Grp (MKS)	Trading Statement
04 Jul, 2006	**Marks & Spencer Grp (MKS)**	Annual Information Update
	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
03 Jul, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
28 Jun, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
23 Jun, 2006	**Marks & Spencer Grp (MKS)**	Holding(s) in Company
	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
16 Jun, 2006	**Marks & Spencer Grp (MKS)**	Holding(s) in Company

Details of all regulatory announcements can be found in full on the Company's Market News page on the London Stock Exchange website at www.londonstockexchange.com.

The Company has also submitted filings to the US Securities and Exchange Commission ("SEC"), in compliance with its obligations under national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having a Level 1 ADR program. Details of these filings can be found on the SEC's website at www.sec.gov/cgi-bin/browse-edgar?action=getcompany&filenum=082-01961&owner=include&count=40.

The Company has submitted filings to Companies House, in relation to the following:

- Allotment of shares
- Alteration to share capital
- The resignation of directors
- The Company's Annual Return
- Shareholder authority to adopt new Articles of Association
- Shareholder authority to allot shares
- Shareholder authority to disapply pre-emption rights
- The filing of accounts

Copies of these documents can be found on the Companies House website at: www.companieshouse.gov.uk or through Companies House Direct at: www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ.

The Annual Report for the period ended 31 March 2007 (which was filed with the UKLA Document Viewing Facility on 7 June 2007) can be found on the Company's website at: www.marksandspencer.com/investorrelations.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Andrew Green
Group Secretariat
+44 (0) 20 8718 9984

8 June 2007

Marks and Spencer Group plc

Annual Information Update for the 12 months up to and including 7 June 2007.

In accordance with Prospectus Rule 5.2, Marks and Spencer Group plc
(the "Company") announces that the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service:

Date	Company	Announcement
07 Jun, 2007	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
	Marks & Spencer Grp (MKS)	Annual Report and Accounts
31 May, 2007	Marks & Spencer Grp (MKS)	Total Voting Rights
	Marks & Spencer Grp (MKS)	Director Declaration
22 May, 2007	Marks & Spencer Grp (MKS)	Director Appointment
	Marks & Spencer Grp (MKS)	Final Results
30 Apr, 2007	Marks & Spencer Grp (MKS)	Total Voting Rights
25 Apr, 2007	Marks & Spencer Grp (MKS)	Senior Management Changes
04 Apr, 2007	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
02 Apr, 2007	Marks & Spencer Grp (MKS)	Total Voting Rights
	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
30 Mar, 2007	Marks & Spencer Grp (MKS)	Holding(s) in Company
	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
21 Mar, 2007	Marks & Spencer Grp (MKS)	Holding(s) in Company
19 Mar, 2007	Marks & Spencer Grp (MKS)	Holding(s) in Company
13 Mar, 2007	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
01 Mar, 2007	Marks & Spencer Grp (MKS)	Total Voting Rights
	Marks & Spencer Grp (MKS)	Statement re Speculation
23 Feb, 2007	Marks & Spencer Grp (MKS)	Holding(s) in Company
09 Feb, 2007	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
31 Jan, 2007	Marks & Spencer Grp (MKS)	Total Voting Rights
30 Jan, 2007	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
24 Jan, 2007	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
	Marks & Spencer Grp (MKS)	Directorate Change
23 Jan, 2007	Marks & Spencer Grp (MKS)	Pension Funding Plan
19 Jan, 2007	Marks & Spencer Grp (MKS)	Total Voting Rights
	Marks & Spencer Grp (MKS)	Holding(s) in Company
18 Jan, 2007	Marks & Spencer Grp (MKS)	Blocklisting Interim Review
09 Jan, 2007	Marks & Spencer Grp (MKS)	Q3 Trading Statement
02 Jan, 2007	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
27 Dec, 2006	Marks & Spencer Grp (MKS)	Total Voting Rights
13 Dec, 2006	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
11 Dec, 2006	Marks & Spencer Grp (MKS)	Holding(s) in Company
07 Dec, 2006	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
	Marks & Spencer Grp (MKS)	Holding(s) in Company
05 Dec, 2006	Marks & Spencer Grp (MKS)	Holding(s) in Company
04 Dec, 2006	Marks & Spencer Grp (MKS)	Holding(s) in Company
30 Nov, 2006	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
13 Nov, 2006	Marks & Spencer Grp (MKS)	Holding(s) in Company
	Marks & Spencer Grp (MKS)	Holding(s) in Company

10 Nov, 2006	**Marks & Spencer Grp (MKS)**	Additional Listing
09 Nov, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
07 Nov, 2006	**Marks & Spencer Grp (MKS)**	Interim Results
02 Oct, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
29 Sep, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
28 Sep, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
07 Sep, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
16 Aug, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
02 Aug, 2006	**Marks & Spencer Grp (MKS)**	Blocklisting Interim Review
31 Jul, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
28 Jul, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
20 Jul, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
18 Jul, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
14 Jul, 2006	**Marks & Spencer Grp (MKS)**	Holding(s) in Company
13 Jul, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
	Marks & Spencer Grp (MKS)	Holding(s) in Company
11 Jul, 2006	**Marks & Spencer Grp (MKS)**	Result of AGM
	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
	Marks & Spencer Grp (MKS)	Holding(s) in Company
	Marks & Spencer Grp (MKS)	Trading Statement
04 Jul, 2006	**Marks & Spencer Grp (MKS)**	Annual Information Update
	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
03 Jul, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
28 Jun, 2006	**Marks & Spencer Grp (MKS)**	Director/PDMR Shareholding
23 Jun, 2006	**Marks & Spencer Grp (MKS)**	Holding(s) in Company
	Marks & Spencer Grp (MKS)	Director/PDMR Shareholding
16 Jun, 2006	**Marks & Spencer Grp (MKS)**	Holding(s) in Company

Details of all regulatory announcements can be found in full on the Company's Market News page on the London Stock Exchange website at www.londonstockexchange.com.

The Company has also submitted filings to the US Securities and Exchange Commission ("SEC"), in compliance with its obligations under national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having a Level 1 ADR program. Details of these filings can be found on the SEC's website at www.sec.gov/cgi-bin/browse-edgar?action=getcompany&filenum=082-01961&owner=include&count=40.

The Company has submitted filings to Companies House, in relation to the following:

- Allotment of shares
- Alteration to share capital
- The resignation of directors
- The Company's Annual Return
- Shareholder authority to adopt new Articles of Association
- Shareholder authority to allot shares
- Shareholder authority to disapply pre-emption rights
- The filing of accounts

Copies of these documents can be found on the Companies House website at: www.companieshouse.gov.uk or through Companies House Direct at: www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ.

The Annual Report for the period ended 31 March 2007 (which was filed with the UKLA Document Viewing Facility on 7 June 2007) can be found on the Company's website at: www.marksandspencer.com/investorrelations.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Andrew Green
Group Secretariat
+44 (0) 20 8718 9984

8 June 2007

WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 25 2007
WASH, D.C. 200

June 8, 2007

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Correction to Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

THIS SUBMISSION CORRECTS AN ERROR SET FORTH IN OUR SUBMISSION SENT JUNE 7, 2007. PLEASE NOTE THAT THE CORRECT ISSUE DATE FOR THE ATTACHED FILING IS JUNE 7, 2007.

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	Issue Date
1.	**MARKS AND SPENCER GROUP PLC - NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS**	**June 7, 2007**

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: [signature]
Kenneth J. Miles
Authorized Representative

Enclosures

Issued: Thursday 7 June 2007

MARKS AND SPENCER GROUP PLC ("MARKS & SPENCER" OR THE "COMPANY") NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRS") AND CONNECTED PERSONS

1. Deferred Share Bonus Plan

It was confirmed on 6 June 2007 that on 5 June 2007 the following awards under the Marks and Spencer Group Deferred Share Bonus Plan were made to the following PDMRs of the Company:

Directors	**Allocation of Deferred Bonus Shares (see Note below)**
Stuart Rose	222,898
Ian Dyson	111,449
Steven Sharp	111,449

Senior management	**Allocation of Deferred Bonus Shares (see Note below)**
Kate Bostock	28,985
Guy Farrant	36,424
Graham Oakley	37,149
Andrew Skinner	28,922

Note:
The above awards were made under the Company's Annual Bonus Scheme. This requires executive directors to defer 60% of their bonus earned and senior management to defer 50% of their bonus earned into shares in the Deferred Share Bonus Plan. For the purposes of this calculation the grant was made at a share price of 706.6p. The shares will be held for 3 years. There will be no match paid against these deferred shares, although the value of dividends accrued, either in the form of dividend equivalents or through a Dividend Reinvestment Plan, will be paid at the end of the period.

The Annual Bonus Scheme is designed to focus and reward executives for specific operational improvements which will drive the Company's performance. The targets for the Company are determined annually by the Remuneration Committee and for 2006/07 incorporated a mixture of profit before tax, business unit and retail sales and profit as appropriate. The targets for executive directors were entirely based on the delivery of corporate profit before tax.

2. Performance Share Plan

It was confirmed on 6 June 2007 that on 5 June 2007 the following awards under the Marks and Spencer Group Performance Share Plan were made to PDMRs of the Company:

Directors	**Allocation of Performance Shares (see Note below)**
Stuart Rose	594,395
Ian Dyson	297,197
Steven Sharp	297,197

Senior management	**Allocation of Performance Shares (see Note below)**
Kate Bostock	169,827
Steven Esom	141,522
Guy Farrant	113,218
Carl Leaver	100,834
Graham Oakley	99,065
Andrew Skinner	79,252

Note:

Under the Performance Share Plan, awards are granted as a conditional allocation, where a participant will receive free ordinary shares in the Company on the vesting of an award subject to continuing employment. The vesting of an

award will depend on the Company's adjusted earnings per share ("EPS") performance over a fixed three-year performance period starting on the first day of the financial year in which the awards were granted. For the purposes of this calculation, the grant was made at a share price of 706.6p.

3. Restricted Share Plan

It was confirmed on 6 June 2007 that on 5 June 2007 the following awards under the Marks and Spencer Group Restricted Share Plan were made to PDMRs of the Company:

Senior management	Allocation of Restricted Shares (see Note below)
Steven Esom	70,761
Carl Leaver	70,761

Note:

The Restricted Share Plan was established in 2000 as part of the reward strategy for senior management who are vital to the future success of the Company. The Plan operates for senior management below executive director level. Awards are made as part of ongoing reviews of reward packages, and as part of recruitment packages for new executives. The shares are held in Trust for a period of between one and three years, at which point they are released subject to the participant still being in employment with the Company.

For the purposes of this calculation the grant was made at a share price of 706.6p. There will be no match paid against these restricted shares, although the value of dividends accrued either in the form of dividend equivalents or through a Dividend Reinvestment Plan will be paid at the end of the period.

4. Shareholdings of PDMRs

Following the above notifications, excluding any conditional allocation of shares granted under the Deferred Share Bonus Plan, shareholdings of PDMRs, including those of their Connected Persons, are confirmed as follows:

Directors	Total Holding of Ordinary Shares	Total Percentage Holding
Stuart Rose	500,416	De minimis
Ian Dyson	60,000	De minimis
Steven Sharp	28,473	De minimis

Senior management	Total Holding of Ordinary Shares	Total Percentage Holding
Kate Bostock	13,120	De minimis
Steven Esom	-	De minimis
Guy Farrant	53,812	De minimis
Carl Leaver	-	De minimis
Graham Oakley	66,720	De minimis
Andrew Skinner	46,656	De minimis

The above information has been disclosed under DR 3.1.4R (1)

Issued: Thursday 7 June 2007

MARKS AND SPENCER GROUP PLC ("MARKS & SPENCER" OR THE "COMPANY") NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRS") AND CONNECTED PERSONS

1. Deferred Share Bonus Plan

It was confirmed on 6 June 2007 that on 5 June 2007 the following awards under the Marks and Spencer Group Deferred Share Bonus Plan were made to the following PDMRs of the Company:

Directors	**Allocation of Deferred Bonus Shares (see Note below)**
Stuart Rose	222,898
Ian Dyson	111,449
Steven Sharp	111,449

Senior management	**Allocation of Deferred Bonus Shares (see Note below)**
Kate Bostock	28,985
Guy Farrant	36,424
Graham Oakley	37,149
Andrew Skinner	28,922

Note:
The above awards were made under the Company's Annual Bonus Scheme. This requires executive directors to defer 60% of their bonus earned and senior management to defer 50% of their bonus earned into shares in the Deferred Share Bonus Plan. For the purposes of this calculation the grant was made at a share price of 706.6p. The shares will be held for 3 years. There will be no match paid against these deferred shares, although the value of dividends accrued, either in the form of dividend equivalents or through a Dividend Reinvestment Plan, will be paid at the end of the period.

The Annual Bonus Scheme is designed to focus and reward executives for specific operational improvements which will drive the Company's performance. The targets for the Company are determined annually by the Remuneration Committee and for 2006/07 incorporated a mixture of profit before tax, business unit and retail sales and profit as appropriate. The targets for executive directors were entirely based on the delivery of corporate profit before tax.

2. Performance Share Plan

It was confirmed on 6 June 2007 that on 5 June 2007 the following awards under the Marks and Spencer Group Performance Share Plan were made to PDMRs of the Company:

Directors	**Allocation of Performance Shares (see Note below)**
Stuart Rose	594,395
Ian Dyson	297,197
Steven Sharp	297,197

Senior management	**Allocation of Performance Shares (see Note below)**
Kate Bostock	169,827
Steven Esom	141,522
Guy Farrant	113,218
Carl Leaver	100,834
Graham Oakley	99,065
Andrew Skinner	79,252

Note:

Under the Performance Share Plan, awards are granted as a conditional allocation, where a participant will receive free ordinary shares in the Company on the vesting of an award subject to continuing employment. The vesting of an

award will depend on the Company's adjusted earnings per share ("EPS") performance over a fixed three-year performance period starting on the first day of the financial year in which the awards were granted. For the purposes of this calculation, the grant was made at a share price of 706.6p.

3. Restricted Share Plan

It was confirmed on 6 June 2007 that on 5 June 2007 the following awards under the Marks and Spencer Group Restricted Share Plan were made to PDMRs of the Company:

Senior management	Allocation of Restricted Shares (see Note below)
Steven Esom	70,761
Carl Leaver	70,761

Note:

The Restricted Share Plan was established in 2000 as part of the reward strategy for senior management who are vital to the future success of the Company. The Plan operates for senior management below executive director level. Awards are made as part of ongoing reviews of reward packages, and as part of recruitment packages for new executives. The shares are held in Trust for a period of between one and three years, at which point they are released subject to the participant still being in employment with the Company.

For the purposes of this calculation the grant was made at a share price of 706.6p. There will be no match paid against these restricted shares, although the value of dividends accrued either in the form of dividend equivalents or through a Dividend Reinvestment Plan will be paid at the end of the period.

4. Shareholdings of PDMRs

Following the above notifications, excluding any conditional allocation of shares granted under the Deferred Share Bonus Plan, shareholdings of PDMRs, including those of their Connected Persons, are confirmed as follows:

Directors	Total Holding of Ordinary Shares	Total Percentage Holding
Stuart Rose	500,416	De minimis
Ian Dyson	60,000	De minimis
Steven Sharp	28,473	De minimis

Senior management	Total Holding of Ordinary Shares	Total Percentage Holding
Kate Bostock	13,120	De minimis
Steven Esom	-	De minimis
Guy Farrant	53,812	De minimis
Carl Leaver	-	De minimis
Graham Oakley	66,720	De minimis
Andrew Skinner	46,656	De minimis

The above information has been disclosed under DR 3.1.4R (1)

END